                                                                    Exhibit 99.1


                  PHOENIX INTERNATIONAL ANNOUNCES FISCAL 2000

                             FIRST QUARTER RESULTS

 .    Phoenix International posts revenue growth of 27%

 .    Record first quarter net income from operations of $0.14/share before special items

Montreal, January 25, 2000 - Phoenix International Life Sciences (NASDAQ:PHXI; TSE:PHX), one of the world's leading contract research organizations, today announced its fiscal 2000 first quarter financial results for the period ended November 30, 1999. (All figures are in Canadian dollars and in accordance with U.S. GAAP.) The company reported consolidated net revenues of $77.2 million and record quarterly net income from operations of $3.8 million or $0.14 per share, before restructuring costs.

Revenue for the first quarter of fiscal 2000 increased 27% to $77.2 million, compared with $60.7 million in the first quarter of fiscal 1999. Net income from operations for the first quarter was $3.8 million or $0.14 per share, before restructuring costs of $2.2 million, and a $1.8 million profit on the sale of its pharmacology facility in Laval, France, and net income after such items was $3.4 million or $0.12 per share. In the corresponding period in fiscal 1999, net income was $3.5 million or $0.13 per share, before merger costs of $800,000.

"We are pleased with our first quarter performance, particularly in Early Stage Development, and management is focused on improving performance throughout business lines. We are committed to increasing value for all of our stakeholders," said Ian Lennox, CEO, Phoenix International.

Early Stage Development grew significantly as a result of the company's record revenues and profits in its global Bioanalytical operations, and modest improvement in revenues from global Phase I and from the transgenic and toxicology business acquisitions of 1999. Late Stage Development results were mixed. The company's strong performance in Clinical Research in North America was offset by disappointing operating results in Europe/Asia.

Segmented Results
(Cdn$, in millions, U.S. GAAP)
                                             1/st/ Quarter
Revenue                                    2000         1999    %
Early Stage Development                    51.5         34.5    49%
Late Stage Development                     25.7         26.2    (2%)
Total                                      77.2         60.7    27%

EBIT (before special charges, sale of
Pharmacology facility and merger costs)

Early Stage Development                     5.3          3.9    36%
Late Stage Development                      1.2          1.7   (30%)
Total                                       6.5          5.6    16%

About Phoenix International

Phoenix International is one of the world's leading contract research organizations. The Company is a global leader in early stage pharmaceutical development and has a growing presence in late stage pharmaceutical development. Headquartered in Montreal, Quebec, the Company employs over 2,000 people in 19 countries around the world. Phoenix International is on the worldwide web at www.pils.com.
------------

This release contains "forward-looking" statements regarding future results and events, including statements regarding expected future revenues, earnings and growth rates and goals and operating plans of management. Phoenix's actual future results may differ significantly from the results discussed in the forward-looking statements contained in this release. Factors that may cause such a difference include, but are not limited to: the inability of Phoenix to win new business at the levels required; the cancellation or delay of contracts; risks associated with the management of growth and the ability to attract and retain employees; risks of integrating newly acquired businesses; competition; any claims for patent infringement; unanticipated costs in connection with Year 2000 conversion; the ability to obtain future financing; adverse regulatory developments; foreign exchange rate fluctuations; and uncertainty surrounding the Euro.

FOR MORE INFORMATION, PLEASE CONTACT:

MEDIA:                                   ANALYST CONTACT:
RICHARD GAREAU                           DAVID MOSZKOWSKI, C.A.
Director of Communications               Senior Vice President and CFO
Phoenix International Life Sciences      Phoenix International Life Sciences
Inc.                                     Inc.
Tel: (514) 333-0033, extension 4638      Tel: (514) 333-0033 Fax: (514) 335-8351
E-mail: richard.gareau@pils.com          E-mail: david.moszkowski@pils.com
        -----------------------                  ---------------------

                   Phoenix International Life Sciences Inc.

                          CONSOLIDATED BALANCE SHEETS
                                 Canadian GAAP

Unaudited
[In millions of Canadian dollars]                      November 30   August 31
                                                          1999          1999
                                                           $             $
-------------------------------------------------------------------------------
ASSETS
Current
Cash                                                        41.4          40.9
Marketable securities                                        3.0           0.5
Accounts receivable                                         73.4          62.7
Investment tax credits recoverable                           2.8           2.2
Costs and estimated profit in excess of progress
 billings on contracts in progress                          24.6          38.7
Other                                                        9.9           8.1
                                                       ----------    ----------
                                                           155.1         153.1
                                                       ----------    ----------

Capital assets                                             101.7          99.4
Other assets                                               133.7         136.7
                                                       ----------    ----------
                                                           390.5         389.2
                                                       ----------    ----------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness                                           11.3           1.4
Accounts payable and accrued liabilities                    83.3          82.2
Progress billings in excess of costs and estimated
 profit on contracts in progress                            56.9          62.2
Current portion of long-term debt and capital lease
 obligations                                                13.4          15.7
                                                       ----------    ----------
                                                           164.9         161.5
                                                       ----------    ----------

Long-term debt and capital lease obligations                61.9          64.3
Other deferred credits                                       9.9          10.0
                                                       ----------    ----------
                                                           236.7         235.8
Shareholders' equity
Capital stock                                              138.1         138.1
Retained earnings                                           16.7          15.6
Cumulative translation adjustment                           (1.0)         (0.3)
                                                       ----------    ----------
                                                           153.8         153.4
                                                       ----------    ----------
                                                           390.5         389.2
                                                       ----------    ----------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

November 30, 1999

1) These interim financial statements are the responsibility of management and, in its opinion, include all the adjustments, which are of a normal recurring nature, necessary for a fair statement of the results for the interim period presented.

                   Phoenix International Life Sciences Inc.

                       CONSOLIDATED STATEMENTS OF INCOME
                                    US GAAP

First Quarter, ended November 30
Unaudited
[In millions of Canadian dollars except per share amounts]

                                                1999                  1998
                                                 $                     $
------------------------        -----------------------------------------------
Gross revenues                                     95.7                  76.2
Reimbursed costs                                   18.5                  15.5
                                           --------------        --------------
Net revenues                                       77.2                  60.7
Direct costs - net of
 refundable tax credits                            47.6                  35.8
                                           --------------        --------------
Gross profit                                       29.6                  24.9
                                           --------------        --------------

Expenses - net of refundable
 tax credits
Selling, general and
 administrative                                    21.2                  18.2
Internal research and
 development                                        1.2                   0.9
Interest expense                                    1.9                   1.5
Amortization of goodwill                            0.7                   0.3
Restructuring costs                                 2.2                    -
                                           --------------        --------------
                                                   27.2                  20.9
                                           --------------        --------------

Other income                                        0.5                   0.3
Gain on disposal of Pharamacolgy                    1.8                    -
Merger costs                                         -                    0.8
Non-refundable tax credits                          1.8                   1.5
                                           --------------        --------------
Income before income taxes                          6.5                   5.0
Income taxes                                        3.1                   2.3
                                           --------------        --------------
Net income                                          3.4                   2.7
                                           --------------        --------------


Basic earnings  per share                            12 cents              10 cents
                                           --------------        --------------

Weighted average shares outstanding          27,145,247            26,047,189
                                           ==============        ==============

Net income before special items                     3.8                   3.5
                                           --------------        --------------

Basic earnings per share before special
  items                                              14 cents             13 cents
                                           --------------        --------------

                   Phoenix International Life Sciences Inc.

                       CONSOLIDATED STATEMENTS OF INCOME
                                 Canadian GAAP

First Quarter, ended November 30
Unaudited
[In millions of Canadian dollars except per share amounts]
                                               1999                  1998
                                                $                     $
--------------------------------          ------------------------------------
Gross revenues                                    95.7                  74.1
Reimbursed costs                                  18.5                  15.5
                                          --------------        --------------
Net revenues                                      77.2                  58.6
Direct costs - net of
 refundable tax credits                           47.6                  34.7
                                          --------------        --------------
Gross profit                                      29.6                  23.9
                                          --------------        --------------

Expenses - net of refundable
 tax credits
Selling, general and
 administrative                                   21.2                  17.5
Internal research and
 development                                       1.2                   0.9
Interest expense                                   1.9                   1.4
Amortization of goodwill                           1.3                   0.7
Restructuring costs                                2.1                    -
                                          --------------        --------------
                                                  27.7                  20.5
                                          --------------        --------------

Other income                                       0.5                   0.2
Non-refundable tax credits                         1.8                   1.5
                                          --------------        --------------
Income (loss) before income taxes                  4.2                   5.1
Income taxes                                       3.1                   2.3
                                          --------------        --------------
Net Income (loss) for the period                   1.1                   2.8
                                          --------------        --------------


Basic earnings (loss) per share                      4 cents              11 cents
                                          --------------        --------------

Weighted average shares outstanding         27,145,247            25,155,226
                                          ==============        ==============

Net income before special items                    3.2                   2.8
                                          --------------        --------------

Basic earnings per share before
  special items                                     12 cents              11 cents
                                          --------------        --------------

                 CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                 Canadian GAAP

For the three months ended November 30
Unaudited
[In thousands of Canadian dollars]
                                               1998                  1998
                                                $                     $
--------------------------------          ------------------------------------
Retained earnings, beginning of period            15.6                  18.2
Net income (loss)                                  1.0                   2.9
                                          --------------        --------------
Retained earnings, end of period                  16.6                  21.1
                                          ==============        ==============


                   Phoenix International Life Sciences Inc.


                          CONSOLIDATED STATEMENTS OF
                                   CASH FLOW
                                 Canadian GAAP

For the three month period ended  November 30
Unaudited
[In millions of Canadian dollars]
                                                    1999            1998
                                                     $               $
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                           1.1             2.9
Items not affecting cash
  Amortization                                       5.1             3.7
Net change in non-cash working capital items related
    to operations                                   (4.7)           (0.5)
                                                  --------        --------
Cash provided by operating activities                1.5             6.1
                                                  --------        --------

INVESTING ACTIVITIES
Capital asset additions                             (7.9)           (3.9)
Proceeds on disposal of Laval Pharmacology           3.2              -
Investment in Chrysalis                               -             (7.2)
Proceeds on disposal of KCAS                          -              3.7
Other assets                                          -             (0.2)
                                                  --------        --------
Cash used in investing activities                   (4.7)           (7.6)
                                                  --------        --------

FINANCING ACTIVITIES
Assumption of long-term debt                         5.5             7.2
Repayment of long-term debt                         (9.0)           (6.5)
Increase in bank indebtedness                        9.9             2.7
Other deferred credits and long-term liabilities    (0.1)           (0.5)
Purchase of marketable securities                   (2.6)             -
                                                  --------        --------
Cash provided by financing activities                3.7             2.9
                                                  --------        --------



Increase in cash position during the period          0.5             1.4
 Cash beginning of period                           40.9            17.0
                                                  --------        --------
Cash end of period                                  41.4            18.4
                                                  --------        --------